EXHIBIT 99.3

Certification Pursuant to 18 U.S.C. 1350,

As Adopted Pursuant to

Section 906 of the Sarbanes-Oxley Act of 2002

Granite Real Estate Investment Trust

In connection with the annual report of Granite Real Estate Investment Trust (the “Company”) on Form 40-F for the fiscal year ended December 31, 2021 (the “Report”) to which this certification is an exhibit, I, Teresa Neto, Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 9, 2022

By:	/s/ TERESA NETO
Name: Teresa Neto
Title: Chief Financial Officer

EXHIBIT 99.3

Certification Pursuant to 18 U.S.C. 1350,

As Adopted Pursuant to

Section 906 of the Sarbanes-Oxley Act of 2002

Granite REIT Inc.

In connection with the annual report of Granite REIT Inc. (the “Company”) on Form 40-F for the fiscal year ended December 31, 2021 (the “Report”) to which this certification is an exhibit, I, Teresa Neto, Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 9, 2022

By:	/s/ TERESA NETO
Name: Teresa Neto
Title: Chief Financial Officer